Exhibit 17.1

November 14, 2007

Board of Directors
Verbena Pharmaceuticals Inc.
270 Presidential Drive
Wilmington, DE 19807

Re: Resignation from Board of Directors

To the Board of Directors:

Please be advised that I hereby resign as member of the Board of Directors of Verbena Pharmaceuticals Inc., effective immediately.

Very truly yours,

/s/ Randy Milby

Randy Milby